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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

LILIS ENERGY, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403201

(CUSIP Number)

United States of America

Tel. No.: (303) 893-9000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS RONALD D. ORMAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,294,387
	8	SHARED VOTING POWER 1,236,364(2)
	9	SOLE DISPOSITIVE POWER 1,294,387
	10	SHARED DISPOSITIVE POWER 1,236,364(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,752 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 9,387 shares of Common Stock held directly by the Reporting Person; (ii) 3,333 vested restricted stock units; (iii) 31,667 options to purchase common stock that have vested; (iv) 1,250,000 shares of restricted stock granted to the reporting person pursuant to the 2016 Omnibus Incentive Plan; (v) 100,000 shares of Common Stock indirectly held by Mr. Ormand as the manager of Perugia Investments L.P. (“Perugia”) received pursuant to the conversion of Series A Preferred Stock and (vi) 1,136,364 shares of Common Stock indirectly held by Mr. Ormand via the Bruin Trust received pursuant to the conversion of 12% Convertible Notes. Does not include (i) options to purchase 13,334 shares of Common Stock subject to future vesting, (ii) 10,374 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock, indirectly held by Mr. Ormand as the manager of Perugia; (iii) warrants to purchase 500,000 shares of Common Stock, exercisable at $2.50 and $1.10, as the case may be, received by the Bruin Trust in connection with the purchase of the 12% Convertible Notes; (iv) warrants to purchase 454,546 shares of common stock at $2.50 held by Perugia in connection with the purchase of Series B Convertible Preferred Stock; and (vi) 909,091 shares of Common Stock underlying the Series B Convertible Preferred Stock. None of the warrants or shares of Series B Convertible Preferred Stock are exercisable or convertible if the holder owns more than 4.99% of the outstanding Common Stock of Lilis Energy, Inc. All share amounts that appear in this report have been adjusted to reflect a 1-for-10 reverse stock split of Lilis Energy, Inc.’s outstanding common stock effected on June 23, 2016.

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(2) The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be deemed to be an admission that the reporting person is the beneficial owner of such shares.

(3) Percentage based upon 17,159,273 outstanding shares of Common Stock.

Item 1. Security and Issuer

The name of the issuer is Lilis Energy, Inc., Inc. (f/k/a Recovery Energy, Inc. (the “Issuer”). The address of the Issuer's principal office is 260 16th St., Suite #1350, Denver, CO 80202, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the “Shares”).

Item 2. Identity and Background

(a), (f)	This statement on Schedule 13D is being filed by Ronald D. Ormand (the “Reporting Person”), who is a United States citizen.

(b)	The Reporting Person’s residence or place of business is:

216 16th Street, Suite #1350 Denver, Colorado 80202

(c)	The Reporting Person serves as the Executive Chairman of the Board of Directors of the Issuer. The address of the Issuer is written above.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Ormand served on the Board of Directors and in several senior management positions for Magnum Hunter Resources Corporation (“MHR”), including Executive Vice President, Chief Financial Officer and Executive Vice President of Capital Markets. On March 10, 2016, in connection with his prior position as Chief Financial Officer of MHR, Mr. Ormand, without admitting or denying any of the allegations, settled with the SEC in connection with an investigation of MHR’s books and records and internal controls for financial reporting. Specifically, Mr. Ormand agreed to cease and desist from violating Sections 13(a) and 13(b)(2)(A) and (B) of the Exchange Act and Rules 13a-1, 13a-13 and 13-15(a) thereunder. He has also paid a penalty of $25,000. The SEC did not allege any anti-fraud violations, intentional misrepresentations or willful conduct on the part of Mr. Ormand.

Except as disclosed above, the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has acquired beneficial ownership of the Shares triggering a change over 1% required to be reported on this Statement due to the conversion of the Reporting Person’s outstanding 12% convertible notes at $1.10, and the conversion of Series A Preferred Stock at $5.00 pursuant to the Issuer’s merger agreement with Brushy Resources, Inc. and the Issuer’s joint-proxy/prospectus filed with the SEC.

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Item 4. Purpose of Transaction

The Reporting Person has acquired its Shares of the Issuer in connection with the conversion of the Reporting Person’s 12% Convertible Notes and Series A Convertible Preferred Stock (as discussed above) for investment purposes.

The Reporting Person is an officer and a director of the Issuer. The Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

The Reporting Person evaluates his respective investments in the Shares on a continual basis. Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional Shares in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of Shares. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business and investment opportunities available to the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,530,751 Shares, constituting 14.7% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 1,294,387 Shares; (ii) has the shared power to vote or direct the vote of 1,236,364 Shares; (iii) has the sole power to dispose or direct the disposition of 1,294,387 Shares; and (iv) has the shared power to dispose or direct the disposition of 1,236,364 Shares.

(c)	The Reporting Person has engaged in any other transactions, other than as disclosed above, in the Issuer’s Common Stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016
(Date)

By:	/s/ Ronald D. Ormand
Name:	Ronald D. Ormand

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